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                                                                     Exhibit 10

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


________________________________________x
                                        .
MARC TISCH,                             .
                                        .
                          Plaintiff,    .
                                        .       C.A. No. 16234NC
KENNETH E. OLSON, PATRICK ARRINGTON,    .
RICHARD E. BELLUZO, ROBERT W. JOHNSON,  .
JEFFREY M. NASH, JOHN M. SIEBER,        .
PROXIMA CORPORATION and ASK asa,        .
                                        .
                        Defendants.     .
                                        .
________________________________________x


                             CLASS ACTION COMPLAINT
                             ----------------------

        Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

        1. Plaintiff has been the owner of the common stock of Proxima Corp. ("Proxima" or the "Company") since prior to the transaction herein complained of and continuously to date.

        2. Proxima is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a leading developer, manufacturer and marketer of multimedia projection products which bring the power of the computer to the workgroup.

        3. ASK asa ("ASK") is a Norwegian company based in Fredrikstad, Norway and is a leading manufacturer of multimedia projection equipment.

        4. Defendant Kenneth E. Olsen is Chairman of the Board, interim President and Chief Executive Officer of the Company.
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        5.  Defendants Patrick Arrington, Richard E. Belluzo, Robert W.
Johnson, Jeffrey M. Nash, and John M. Slober are Directors of Proxima.

        6. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Proxima and owe them the highest obligations of good faith and fair dealing.


                            CLASS ACTION ALLEGATIONS

        7. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

        8.  This action is properly maintainable as a class action because:

                (a) The class is so numerous that joinder of all members is impracticable. As of June 6, 1997, there were approximately 7,152,368 shares of Proxima common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders;

                (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have
                 ----------
breached their fiduciary and other common law duties owned by them to plaintiff and the members


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of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.


        (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.


        (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.


        (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.



                            SUBSTANTIVE ALLEGATIONS


        9. After experiencing some operating difficulties in the past few years, Proxima has recently begun to show significant improvements in its financial results and future prospects. The Company has also received excellent market response for its new products. Indeed, Proxima's new DP9200XGA projector recently
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received the prestigious PC Magazine Editor's Choice Award and was awarded
Computer Resoller News' highest recommendation in the category. Additionally,
----------------------
for the third quarter ended December 31, 1997, Proxima reported net income of $789,000, or 11 cents a share, on revenues of $35,076,000. A Company press release noted that third quarter revenues increased by 25 percent over the previous quarter "primarily on good market acceptance of the Company's three new multimedia projector models," and that gross margins increased to nearly 21 percent while operating expenses declined to about 18 percent revenues.


        10. Despite these strong results and promising prospects, Proxima's stock price has languished. Given Proxima's strong portfolio of products and financial performance, its prospects for future growth and expansion are substantial, and the intrinsic value of Proxima is for greater than that reflected in the market price of Proxima's stock.


        11. On March 9, 1998, Proxima and ASK announced that they had entered into a definitive merger agreement whereby ASK will acquire Proxima in a transaction valued at $84 million. Under the terms of the transaction as presently proposed, ASK will commence a cash tender offer for all of Proxima's outstanding common shares at a price of $11 per share. The tender offer will be followed by a merger in which any untendered shares of Proxima will be converted into the right to receive $11 per share in cash.


        12. By entering into the agreement with ASK, the Proxima Board has initiated a process to sell the Company which imposes heightened fiduciary
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responsibilities and requires enhanced scrutiny by the Court. However, the terms of the porposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the Proxima shareholders.

        13. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of Proxima's highest transactional value.

        14. The Individual Defendants have violated the fiduciary duties owned to the public shareholders of Proxima. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to Proxima's public shareholders.

        15. The Individual Defendants' fiduciary evaluation of Proxima's net worth as a merger/acquisition candidate; and

                (a) Undertake an appropriate evaluation of Proxima's net worth as a merger/acquisition candidate; and

                (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for Proxima's public shareholders.

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        16.  The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with ASK without making the requisite effort to obtain the best offer possible.

        17. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Proxima's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of Proxima common stock.

        18. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

                (a) The intrinsic value of Proxima's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

                (b) The merger price is not the result of an appropriate consideration of the value of Proxima because the Proxima Board approved the proposed merger without undertaking steps to accurately ascertain Proxima's value through open bidding or at least a "market check mechanism"; and

                 (c) By entering into the agreement with ASK, the Individual Defendants have allowed the price of Proxima stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Proxima stock.




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        19.  By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

        20. ASK is named as a defendant in order to permit the Court to grant complete relief.

        21. Plaintiff and other members of the Class have no adequate remedy at law.

        WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:

        A. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

        B. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

        C. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

        D. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

        E. Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and
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        F.  Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.



Dated:  March 9, 1998



                                       ROSENTHAL, MONHAIT, GROSS & GOODESS, P.A.

                                       BY /s/ Norman M. Monhait
                                          -------------------------------------
                                          Suite 1401, Mellon Bank Center
                                          P.O. Box 1070
                                          Wilmington, DE 19899-1070
                                          (302) 655-4433
                                          Attorneys for Plaintiff


OF COUNSEL:

BERNSTEIN LIEBHARD & UFSHITZ
274 Madison Avenue
New York, NY 10016
(212) 770-1414